Mail Stop 3561

December 19, 2006

Ngai Keung Luk
Chairman and Chief Executive Officer
Physical Spa & Fitness Inc.
No. 1 Matheson Street
40/F, Tower One, Times Square
Causeway Bay, Hong Kong

> **Re: Physical Spa & Fitness Inc.**
> **Schedule 14C Information**
> **Filed November 24, 2006**
> **File No. 000-26573**

Dear Mr. Luk:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether this is the first step in a going private transaction. It appears that Mr. Luk would be close to, or able to do, a Delaware short form merger after this transaction and cash out the other shareholders. Either refile with the 13(e)(3) disclosure or tell us why this is not the first step in a going private transaction.

2. Please provide us with a copy of the board presentation materials which it used in determining the fairness of the transaction.

3. Where appropriate, please revise throughout to clarify whether the spa and fitness centers will continue to operate after the transaction under Mr. Luk's control.

Market for Common Stock and Related Matters, page 16

4. Please update the disclosure and table to reflect the most current information.

Security Ownership of Certain Beneficial Owners and Management, page 26

5. Please update the table and footnotes to reflect the most current information, such as the shares awarded under the 2006 Non-Qualified Employee Stock Compensation Plan as referenced on page 17. Refer to Item 403 of Regulation S-K. Also revise footnote 3 to clarify the size of the loan made to Mr. Luk in exchange for the 1,500,000 shares he pledged, and the balance that remains outstanding. Please also tell us who has the right to vote the pledged shares.

Background of Share Exchange Agreement and Disposal Agreement, page 27

6. We note that in the second paragraph you discuss the working capital for 2004 and 2005, and the losses incurred in 2003 and 2005. For purposes of clarity, and to present a more complete snapshot, please revise to include the income earned in 2004.

7. We note that Mr. Luk proposed the acquisition of Good Partner Limited and disposal of your equity interest in Physical Beauty. Please disclose whether any other alternatives were considered by the board, or whether any other bids were sought.

Effects of Share Exchange Agreement and Disposal Agreement, page 28

8. Please reconcile the disclosure here that Mr. Luk will increase his ownership to 87% with the disclosure on page 36 and elsewhere that his ownership will be 92% after execution of the agreements.

9. Please also clarify here and throughout that Mr. Luk will own 100% of Physical Beauty and its spa and fitness business after execution of the agreements, and whether he intends to keep the spa and fitness centers operating.

Ngai Keung Luk
Physical Spa & Fitness Inc.
December 19, 2006
Page 3

Opinion of Financial Advisor, page 29

10. Please provide us with support for each of the various assumptions Nuada Limited made when assessing the fairness for the transaction. For example, provide support for the assumption that rental income will grow by 10% per annum for the next two tenancy periods and maintain constant growth in perpetuity. In addition, provide support for the assumption that there will be no vacant time for any properties. Also, support the assumption that administrative expenses will remain constant forever.

11. Please provide us with an analysis of why Nuada Limited computed the discount rate of Good Partner Limited by using the Capital Asset Pricing Model and by reference to other companies with similar principal activities that are listed in Hong Kong. Also provide us with a description of how the 11.5% discounted rate was determined.

12. We note that Nuada relied on the market price of $0.18 per share when assessing your market capitalization and determining the premium resulting from the agreements. Please reconcile their reliance on the $0.18 share price with management's belief, as stated on page 27, that the stock market is refusing to assign a realistic valuation to your shares at this price.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (704) 895-1528
        Harold Martin
        Martin & Pritchett, P.A.
        17115 Kenton Place, Suite 202A
        Cornelius, NC 28031